RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Year Ended September
	2009	2010	2011	2012	2013
Fixed Charges
Interest expensed and capitalized interest	75,425	63,117	52,696	83,078	89,447
Debt related amortization	17,467	8,514	12,612	2,823	646
Total Fixed Charges	92,892	71,631	65,308	85,901	90,093

Earnings
Pre-tax income (loss) from continuing operations, before taxes, as reported	(262,571)	76,605	(165,322)	(22,542)	(139,223)
Add: Noncontrolling interest	179	73	187	399	593
Less: Equity in earnings of associated companies, net	(5,120)	(7,746)	(6,151)	(7,231)	(8,685)
Income (loss) from continuing operations, before income taxes, as adjusted	(267,691)	68,859	(171,473)	(29,773)	(147,908)
Add: Fixed charges	92,892	71,631	65,308	85,901	90,093
Add: Distributed income of associated companies	8,118	7,697	8,316	9,086	11,398
Less: Noncontrolling interest	179	73	187	399	593
Total earnings (losses) available for fixed charges	(166,860)	148,114	(98,036)	64,815	(47,010)

Ratio of earnings to fixed charges	(A)	2.1	(B)	(C)	(D)

(A)
The ratio was less than 1.0 for the fiscal year ended September 27, 2009 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $260 million would have been necessary to bring the ratio to 1.0. Loss from continuing operations before income taxes, as reported, includes $290 million of asset impairment, debt refinancing and reorganization and other charges. Absent these charges, the ratio of earnings to fixed charges would have been 1.3. These charges are described in our 2009 Form 10-K.

(B)
The ratio was less than 1.0 for the fiscal year ended September 25, 2011 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $163 million would have been necessary to bring the ratio to 1.0. Loss from continuing operations before income taxes, as reported, includes $234 million of asset impairment, debt refinancing and reorganization and other charges. Absent these charges, the ratio of earnings to fixed charges would have been 2.1. These charges are described in our 2013 Form 10-K, which is incorporated by reference herein.

(C)
The ratio was less than 1.0 for the fiscal year ended September 30, 2012 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $22 million would have been necessary to bring the ratio to 1.0. Loss from continuing operations before income taxes, as reported, includes $41 million of debt refinancing and reorganization charges. Absent these charges, the ratio of earnings to fixed charges would have been 1.2. These charges are described in our 2013 Form 10-K, which is incorporated by reference herein.

(D)
The ratio was less than 1.0 for the fiscal year ended September 29, 2013 as earnings were not adequate to cover fixed charges. Additional earnings of approximately $137 million would have been necessary to bring the ratio to 1.0. Loss from continuing operations before income taxes, as reported, includes $171 million of asset impairment charges. Absent these charges, the ratio of earnings to fixed charges would have been 1.4. These charges are described in our 2013 Form 10-K, which is incorporated by reference herein.